United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

August 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

CVRD announces additional dividend to shareholders for 2003

Rio de Janeiro, August 13, 2003 – Companhia Vale do Rio Doce (CVRD) informs that its Executive Committee will submit on August 27, 2003 a proposal to the Company's Board of Directors to distribute in 2003 an additional dividend to shareholders, as interest on capital of US$ 250 million, equivalent to US$ 0.65 per common or preferred outstanding share. If the proposal is approved, this amount will be paid in one installment, on October 31, 2003.

At the same date, the second installment of the minimum dividend for 2003, in the amount of US$ 0.52 per share, as announced on January 30, 2003, will be paid. It is important to point out that the amount of US$ 0.65 per share will be on top of the second installment of the minimum dividend.

The value of US$ 0.65 per share will be fixed in Brazilian reais (BRL) based upon the BRL/USD exchange rate for the sale of USD (Ptax - option 5 code) as informed by the Central Bank of Brazil on August 26, 2003, the day before CVRD Board of Directors meeting which will decide about the distribution and respective payment of dividends.

The proposed additional payment to shareholders is associated to the Company’s cash flow performance during 2003 and is consistent with maintenance of prudent levels of financial leverage and the optimization of its financial management.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: August 14, 2003